THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*			214 Broad Street
Philip Magri, Esq.+				Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #			(732) 530-9007 Fax (732) 530-9008
 						www.SourlisLaw.com
* Licensed in NJ				Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

        ______________________________________________________________

VIA EDGAR CORRESPONDENCE

July 22, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Amanda Ravitz-Branch Chief - Legal

 	RE:	Ballroom Dance Fitness, Inc.
 		Registration Statement on Form S-1
 		File No.: 333-167249

Dear Ms. Ravitz:

Below please find our responses to the Staff's comment letter, dated June 29, 2010 (the "Comment Letter"), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 1, marked to show changes from the original filing, are being sent to you via overnight mail.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

 					Very truly yours,

 					/s/ Virginia K. Sourlis

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General

1.	It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business, you have not generated any revenues, you do not appear to have a concrete plan to produce your planned video or license any instructors or to otherwise produce or sell you proposed products or services, and you have no concrete plan of how you will finance your proposed business. In addition, you do not appear to have any dedicated full-time or part-time employees and although you have presented a plan of operation, your website does not appear operational, and you appear not to have any other method for reaching potential customers. We also note that your stock is likely a penny stock. Please tell us why you do not believe that you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

RESPONSE: We do not believe the Company is a "blank check company." Rule 419 of the Securities Act of 1933, as amended, defines a "blank check company" as a company that:

i.	Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities
Exchange Act of 1934.

The Company does have a specific business plan and purpose. It's business plan and purpose is to develop a DVD to promote exercise and weight loss through learning ball room dancing and to offer classes to people who wish to become certified "Ballroom Dance Fitness" instructors, with annual renewals. As of March 31, 2010, the Company has generated $7,030 in revenues. The Company has actively interviewed production companies for its planned DVD and has narrowed the selection down to three. Upon adequate funding from the registered offering, the Company intends to select a production company to commence the DVD production as soon as possible. The Company has also established an operational investor website (www.BallroomDanceFitness.info) and is in the process of establishing a consumer website. Sean Forhan and William Forhan are our dedicated part-time employees. Upon the Company becoming properly funded, Sean Forhan will become the Company's dedicated full-time employee. Lastly, the Company does not have any plans to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

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2.	To the extent that you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of the OTC Compliance Unit, NASD Regulation, Inc., from Richard Wuff, Chief, Office of Small Business.

RESPONSE: Please see our response to Comment #1. It is our position that the Company is not a "blank check" company.

3.	If you believe you are not a blank check company, please revise your registration statement throughout to give an accurate representation of the company as of the date of effectiveness. Throughout the filing, you discuss the company's expectations or speak as if certain anticipated products and services currently exist, but such disclosure does not provide investors with the Company's actual status. For example, your discussions about video production and your intention to "launch infomercials" and enter into "marketing alliances with related companies" should be preceded with the status of the company in accomplishing these goals.

RESPONSE:  We have revised the language per Comment #3.

4.	Revise throughout to remove references to Zumba and its history and commercial success since it does not appear to be produced or licensed to you.

RESPONSE: We have removed all references to Zumba and its history and commercial success.

5.	Delete terms as "explosive," "intensive," "enthusiasm," "fun" and
"confidence" from the registration statement as such terms are unsubstantiable and do not assist investors in understanding your business.

RESPONSE: We have deleted this terms and similar terms from the registration statement.

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6.	Please revise to put amounts in parentheses whenever you quantify losses in the filing. For example, refer to amounts disclosed in the second risk factor on page 8.

RESPONSE: We have revised the disclosure per Comment #6.

Prospectus Cover Page, page 3

7.	Please revise the fifth sentence of your first paragraph to indicate, as you have elsewhere, that there can be no assurance that all or any of the shares offered will be subscribed.

RESPONSE:  We have revised the disclosure per Comment #7.

8.	Please state, if true, at an appropriate place on the cover that all subscription agreements and checks are irrevocable and that funds will only be returned upon rejection of a subscription. Make a similar revision to the Offering Summary section on page 7.

RESPONSE:  We have included the language per Comment #8.

Summary, page 5

9.	Disclose in one of the initial paragraphs your assets and net loss for the most recent audited period and interim stub. Please also disclose here and in the second risk factor on page 8, management's opinion that available funds will not satisfy your cash needs for the next 12 months and the fact that your auditor has expressed its doubt as to the company's ability to continue as a going concern.

RESPONSE: We have included the language per Comment #9.

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Management Team, page 5

10.	Revise the biographical information about William Forhan to remove qualitative statements his or his companies' success since they are not subject to substantiation and do not reflect your ability to succeed.

RESPONSE: We have revised Mr. Forhan's biography per Comment #10.

Principal Executive Offices, page 6

11.	Please revise this section to include your complete mailing address.

RESPONSE:  We have revised this section per Comment #11.

Risk Factors, page 8

12.	Please include a risk factor addressing the fact that no member of management is or will be required to work on a full time basis and how this may affect the success of your business.

RESPONSE:  We have included the risk factor per Comment #12.

13.	Please include a risk factor related to the fact that there is no minimum offering necessary before investor funds are released to the company and that, if less than 50% of the proceeds are achieved, all investors should expect t lose their entire investment.

RESPONSE: We have included the risk factor per Comment #13.

Risks Related to Our Business, page 8

14.	Revise to remove references in the last sentence under this heading to general risks enumerated elsewhere in the prospectus. The risk factors section must disclose all known material risks.

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RESPONSE:  We have revised the language per Comment #14.

15.	Revise the first two risk factors on page 9 to quantify or provide an estimate of the dollar amounts involved.

RESPONSE: We have revised the language per Comment #15.

If we are unable to manage our growth, page 12

16.	It is not clear from the remaining disclosure in your document why you
"expect to experience a period of rapid growth." Revise this sentence and the remainder of this risk factor to make it more relevant to your present business. We not in this regard a reference to existing customers, of which you appear to have none.

RESPONSE:  We have revised the language per Comment $16.

The failure to comply with the internal control evaluation, page 14

17.	Please revise this risk factor to quantify, to the extent possible, the additional costs of being a public company.

RESPONSE:  We have revised the disclosure per Comment #17.

You will experience immediate dilution, page 15

18.	Please expand this discussion to address the dilution risk to investors in any subsequent offerings. In addition, cross reference your dilution discussion on page 21.

RESPONSE:  We have revised the disclosure per Comment #18.

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Industry Background, page 16

19.	Revise here and throughout to completely remove references to and descriptions of celebrities and third parties products, services and programs, including, but not limited to, Dancing with the Stars, Strictly Come Dancing, Jane Fonda, Richard Simmons, and Jazzercise. These persons, products and services bear no relationship to your results or prospects and are not appropriate for a disclosure statement.

RESPONSE:  We have revised the disclosure per Comment #19.

Growth Strategy, Objectives, page 17

20.	Revise significantly to explain in detail how and when you expect to generate revenue. Your discussion should address (1) your expected sources of capital and any expected obstacles you may face in obtaining capital, (2) the expected timetable for producing your video, including where you intend to shoot the video and what on-screen and off-screen resources you will use, (3) how you plan to produce your infomercials and what they will promote, and (4) and your expected pricing structure.

RESPONSE:  We have revised the disclosure per Comment #20.

21.	You disclose that you have accomplished your first objective - to
"develop" a website to tell about the company. It appears this website is not functioning at this time. Please revise your statement with regard to your website to clarify, or advise.

RESPONSE:  We have revised the disclosure per Comment #21.

22.	You have presented first and second objectives separate from your near-
term and long-term objectives although they are not mutually exclusive.
Please revise to combine your objectives as appropriate to give investors a clearer picture of your goals and timeframes for achieving them.

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RESPONSE:  We have revised the disclosure per Comment #22.

23.	It is unclear why you list taking your business public and being listed on the OTCBB as a long -term objective considering that the effectiveness of this registration statement will make you a "public" company and, as stated on page 21, your aim is have a broker-dealer apply to have your stock listed on the OTCBB upon the effective date of this filing. Please revise or advise.

RESPONSE:  We have revised the disclosure per Comment #23.

The Marketplace, page 18

24.	Revise to provide sources for all data and to update where possible.  We note in this regard one source from October 2008. For any resources that are not generally publicly available for no or a nominal fee, file an expert consent pursuant to Rule 436 of the Securities Act of 1933.

RESPONSE:  We have revised the disclosure per Comment #24.

25.	In addition, delete any qualitative statements or indicate that they represent management's belief. We note in this regard your statement that ballroom dancing is on the rise.

RESPONSE:  We have revised the disclosure per Comment #25.

Competition and Competitive Advantages, page 19

26.	Revise to provide a realistic picture of the competitive landscape and your anticipated position in it. Discuss challenges you may face in attempting to enter the industry and clarify that you are unlikely to compete with nationally recognized fitness instruction in the near future.

RESPONSE:  We have revised the disclosure per Comment #26.

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27.	Please revise your discussion of fitness clubs to make its relevance to your existing or anticipated products and services more clear or remove it.

RESPONSE:  We have revised the disclosure per Comment #28.

Competitive Advantages, page 20

28.	All the information under this heading is anticipatory in nature as you have not done any of the things described. As such, none of this represents a present advantage to you and should be removed.

RESPONSE:  We have revised the disclosure per Comment #28.

Use of Proceeds, page 20

29.	We do not understand why an infomercial about your video would take priority over actual production of the video as is suggested from your chart. What do you intend to do if you do not raise sufficient funds to produce the video? Please revise or advise.

RESPONSE:  We have revised the disclosure per Comment #29.

30.	We note your statement on the prospectus cover that the net proceeds from the sale of 50 percent of the shares will sustain your operations for the period of 12 months. Please revise your chart to show the use of proceeds at that level and at 25 percent and 75 percent subscription levels also.

RESPONSE:  We have revised the disclosure per Comment #30.

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31.	We also note that the development and maintenance of a commercial website appears to be an integral part of your business plan. Please revise your chart to break out the amount of proceeds to be appropriated to website development and maintenance.


RESPONSE:  We have revised the disclosure per Comment #31.

Dilution, page 21

32.	Please revise your disclosure to show total net tangible book value assuming all six million shares offered are sold. In addition, please explain to us how you calculated the net tangible book value per share after the offering of $0.111.

RESPONSE:  We have revised the disclosure per Comment #32.

Plan of Distribution, page 22

33.	Please revise (B) of part d to state, if true, that your officers and directors are not brokers or dealers or associated persons.

RESPONSE:  We have revised the disclosure per Comment #33.

Directors, Executive Officers, Promoters and Control Persons, page 23

34.	Limit your descriptions to that which is required by Item 401(e) of
Regulation S-K both in terms of time periods covered and substance of the descriptions. Eliminate descriptions not required by the item as the statement that Sean Forhan "on average added about 200 to 30 accounts per month" and "strives for financing to pay for video productions and implement the business plan.

RESPONSE:  We have revised the disclosure per Comment #34.

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Employment Agreement, page 25

35.	Please revise to clarify whether your anticipate paying your directors and officers from the proceeds from the offering.

RESPONSE:  We have revised the disclosure per Comment #35.

Security Ownership of Certain Beneficial Owners and Management, page 26

36.	We note that the number of shares attributed to York & Kassing, Inc.
does not correspond with the percentage given.  Please advise or revise.

RESPONSE:  We have revised the disclosure per Comment #36.

37.	Please revise to include the mailing address of your executive officers.

RESPONSE:  We have revised the disclosure per Comment #37.

Management's Discussion and Analysis, page 29

38.	The introductory paragraph refers the reader to the "Selected Historical
Financial Data." However, it does not appear you have provided this section within the document. Please revise to include this section or remove the reference.

RESPONSE:  We have revised the disclosure per Comment #38.

39.	Based on your financial statements, it appears that you have had some operations during the periods since inception. Please revise to discuss these results, including the source(s) of revenues generated, whether you have any recurring revenue sources, expenses generated including costs of goods and operating expenses, and any know trends for future periods.

RESPONSE:  We have revised the disclosure per Comment #39.

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40.	In this regard, please revise your disclosure to clarify precisely the development state you are in, including whether you have begun production of any fitness DVDs or any steps you have taken toward implementing your business plan.

RESPONSE:  We have revised the disclosure per Comment #40.

Proposed Milestones, page 30

41.	You state that in the second quarter of 2010, you anticipate building a consumer website for your business. However, on page 17, you appear to state that this objective has been accomplished. Please tell us the status of this goal and revise your document for consistency.

RESPONSE:  We have revised the disclosure per Comment #41.

Liquidity and Capital Resources, Page 30

42.	You state that 50 percent of the proceeds from this offering will sustain your operations for 12 months. However, based on your current financial results, it appears it would require significantly less than that amount to sustain your operations at their present capacity. Please revise your disclosure to clarify this statement, including an explanation of any anticipated changes to the amount necessary to sustain your operations, as specifically as possible.

RESPONSE:  We have revised the disclosure per Comment #42.

43.	Please revise to specifically state whether the CEO's agreement to fund operations is in writing.

RESPONSE:  We have revised the disclosure per Comment #43.

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Critical Accounting Policies

Revenue Recognition, page 31

44.	You explain that you may enter into agreements with customers that involve the delivery of more than one product or service, requiring the recognition of revenue in separate units of accounting. Please exp9lain to us in detail the types of transactions you anticipate may require this type of revenue recognition policy, as it is not evident for the descripti0n of your business that you have provided.

RESPONSE:  We have revised the disclosure per Comment #44.

Financial Statements, page 35

45.	On page 3, you state that the company is in the development stage.
However, you have not presented development stage financial statements in accordance with ASC 915-10. Please revise or advise.

RESPONSE:  We have revised the disclosure per Comment #45.

Report of Independent Registered Public Accounting firm, page 36

46.	Please advise your independent accountants to revise the signature on their audit opinion to reflect the city and state where the opinion was issued. Reference is made to Rule 2-02(a) of Regulation S-X. The consent should be similarly revised.

RESPONSE:  We have revised the disclosure per Comment #46.

47.	The titles of the financial statements indentified in the scope paragraph should be consistent with the titles of the historical financial statements. Specifically, we refer to the Statement of Shareholders' Equity on page 40. Please revise, as appropriate.

RESPONSE:  We have revised the disclosure per Comment #47.

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Note 1: Summary of Significant Accounting Principles

Basis of Accounting, page 41

48.	You state you have prepared the financial statements pursuant to the rules and regulations of the Securities and Exchange Commission. However, the opinion of the independent accountant on page 36 states that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. Please revise your disclosure to clarify, if true, that both representations are accurate.

RESPONSE:  We have revised the disclosure per Comment #48.

49.	Further, you state that certain information and footnote disclosures normally included in the financial statements have been omitted. Generally, we would expect to see such a disclosure only when unaudited quarterly financial statements are being presented. However, it appears you are presenting audited financial statements for all periods shown. Therefore, this disclosure is not appropriate. Please explain to us the nature of the disclosures which have been omitted or revise your disclosures to include all the information and disclosures required in audited financial statements and notes.

RESPONSE:  We have revised the disclosure per Comment #49.

Note 3: Income Taxes, page 43

50.	Your disclosure states that the statute of limitations for review of your tax position by a taxing authority is still open on years 2006 and
subsequent.   However, page 41 states that you commenced operations in 2009.
Please reconcile these two statements and revise for clarity and consistency.

RESPONSE:  We have revised the disclosure per Comment #50.

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Note 4: Stock Based Compensation, page 43

51.	Please revise your disclosure to make appropriate reference to the
Accounting Standards Codification. In this regard, please note that employee and non-employee share transactions are addressed in separate sections of the code.

RESPONSE:  We have revised the disclosure per Comment #51.

Note 5: Loans from Shareholders, page 43.

52.	Please revise to correct the typographical error with in the March date cited in your disclosure.

RESPONSE:  We have revised the disclosure per Comment #53.

Note 6: Stockholders' Equity

53.	Please reconcile the disclosures described in the Statement of
Shareholders' Equity with the information in the filing. For example, please clarify where the sale of 5,000 shares for cash appears in the above referenced statement and where it appears in the Statement of Cash Flows. In addition, we note the issuance of 8 million founders' shares for services in the related party disclosures on page 32. Please reconcile those issuances to the founder's stock issued in fiscal 2009 as presented in the Statement of Shareholders' Equity. We may have further comments upon review of your response.

RESPONSE:  We have revised the disclosure per Comment #53.

54.	In this regard, please note that development stage companies should separately disclose and quantify each issuance of securities in the Statement of Shareholders' Equity. Please revise or advise as appropriate.

RESPONSE:  We have revised the disclosure per Comment #54.

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Note 7: Recent Accounting Pronouncements, page 43

55.	It was noted that you cite the specific adoption of certain accounting pronouncements which went into effect prior to the date the company commence operations. As the time you commenced operations and chose to adopt the accounting principles generally accepted in the United States, it is assumed that you adopted all such principles in effect at that poi t. Therefore, please revise this disclosure to address only those accounting pronouncements which the company has adopted since the commencement of operations.

RESPONSE:  We have revised the disclosure per Comment #55.

Recent Sales of Unregistered Securities, page II-1

56.	Please revise to state briefly the facts relied upon in claiming exemption from registration under the Securities Act for each issuance and sale of securities disclosed.

RESPONSE:  We have revised the disclosure per Comment #56.

57.	We note disclosure in the filing that you currently have 11,113,750 shares of common stock issued and outstanding. However, the sum of the securities disclosed here total 9,108,750. Please advise.

RESPONSE:  We have revised the disclosure per Comment #57.

58.	Please reconcile the sales of unregistered securities described herein with the issued shares shown on the statement of shareholders' equity on page 40 for all periods.

RESPONSE:  We have revised the disclosure per Comment #58.

Signatures, page II-5

59.	Please include the signature of the person acting as the controller or principal accounting officer and that of your second director.

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RESPONSE:  We have revised the disclosure per Comment #59.

Exhibit 5.1

60.	Please revise the language "the date of authorization and valid execution and delivery of all documents" to exclude the company.

RESPONSE:  We have revised the disclosure per Comment #60.

Other

61.	Please consider the updated requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and
Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

RESPONSE: We have decided to file the registration statement amendment the March 31, 2010 financials since the June 30, 2010 financials aren't ready yet.

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